SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 0 2010
DIVISION OF MARKET REGULATION



11033197

SEC... MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G. Select Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

G. SELECT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

G. SELECT SECURITIES, LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
G. Select Securities, LLC

We have audited the accompanying statement of financial condition of G. Select Securities, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G. Select Securities, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2010

G. SELECT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH	$	32,382
COMMISSIONS RECEIVABLE		48,000
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $11,696		21,889
	$	**102,271**

MEMBERS' EQUITY

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)	**$**	**102,271**

The accompanying notes are an integral part of this statement.

G. SELECT SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

G. Select Securities, LLC (the "Company") was incorporated June 21, 2001 as Genesis Securities Corporation and subsequently changed its name to G. Select Securities, LLC. The Company operates as a securities broker-dealer limiting its activities to acting as a finder for business entities seeking additional capital through private arrangements with institutions and individual investors.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore, is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company reports as a partnership for income tax purposes. Accordingly, its members are responsible for any income taxes related to its net income.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $32,382 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company leases office space under a month to month arrangement from a related company based on the space it occupies. Office rent paid during the year ended December 31, 2009 was $2,100. In addition, the Company pays the related company for office expenses including telephone and supplies based upon usage for the month.

G. SELECT SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

(concluded)

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's financial instruments, including cash and commissions receivable, are carried at amounts which approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 10, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.